SECURITIES AND EXCHANGE COMMISSION

             Washington, D.C. 20549


                  SCHEDULE 13G


    Under the Securities Exchange Act of 1934

        (Amendment No.         6     ) *


Name of Issuer:                 Toll Brothers, Inc.


   Title of Class of Securities: Common Stock


             CUSIP Number: 889478103


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













CUSIP No. 889478 103


1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Robert I. Toll      ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
                          (a)          [   ]

                          (b)          [   ]


3.  SEC USE ONLY



4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                              United States

NUMBER OF       5.  SOLE VOTING POWER                    6,936,507
SHARES
BENEFICIALLY    6.  SHARED VOTING POWER
OWNED BY
EACH            7.  SOLE DISPOSITIVE POWER               6,936,507
REPORTING
PERSON WITH     8.  SHARED DISPOSITIVE POWER



9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON.

                              6,936,507

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*

       [   ]
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
ROW 9.

                              19.5

12.  TYPE OF REPORTING PERSON*

                              IN

Item 1 (a).  Name of Issuer:

                              Toll Brothers, Inc.

Item 1 (b).  Address of Issuer's Principal Executive Offices:

                              3103 Philmont Avenue
                              Huntingdon Valley, PA 19006

Item 2 (a).  Name of Person Filing:

                              Robert I. Toll

Item 2 (b).  Address of Principal Business Office or, if none,
                   Residence:

                              Toll Brothers, Inc.
                              3103 Philmont Avenue
                              Huntingdon Valley, PA 19006

Item 2 (c).  Citizenship:               United States

Item 2 (d).  Title of Class of Securities:   Common Stock

Item 2 (e).  CUSIP Number:              889478103

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2
           (b),check whether the person filing is a:

                              Not Applicable

(a)  [   ]  Broker or Dealer registered under section 15 of the Act


(b)  [   ]  Bank as defined in section 3 (a) (6) of the Act


(c)  [   ]  Insurance Company as defined in section 3 (a) (19) of the Act


(d)  [   ]  Investment Company registered under section 8 of the
     Investment Company Act


(e)  [   ] Investment Adviser registered under section 203 of the
Investment Advisers Act of 1940


(f)  [   ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income of 1974 or Endowment
Fund; see 240.13d-1 (b) (1) (ii) (F)


(g)  [   ] Parent Holding Company, in accordance with 240.13d-1 (b) (ii)
(G)   (Note: See Item 7)


(h)  [   ] Group in accordance with 240.13d-1(b) (1) (ii) (H)


Item 4.  Ownership:

(a)  Amount Beneficially Owned as of December 31, 1997:

                              6,936,507*

(b)  Percent of Class:
                              19.5


(c)  Number of Shares as to which such person has:


(i)  sole power to vote or to direct the vote:

                              6,936,507*

(ii) shared power to vote or to direct to the vote:



(iii)     sole power to dispose or to direct the disposition of:

                              6,936,507*

(iv) shared power to dispose or to direct the disposition of:



* Includes 797,750 shares issuable pursuant to outstanding options granted, which are currently exercisable or which first become exercisable within 60 days.

Item 5.  Ownership of Five Percent or Less of a Class.

                              Not Applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following  [   ].


Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.

                              Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
Company.

                              Not Applicable

Item 8.  Identification and Classification of Members of the Group.

                              Not Applicable

Item 9.  Notice of Dissolution of Group.

                              Not Applicable

Item 10.  Certification.

                              Not Applicable








After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        February 12 , 1997


                        /s/ Robert I. Toll
                        Robert I. Toll,
                        Chief Executive Officer